Mail Stop 4561

June 7, 2006

Robert P. Johnson
President
AEI Real Estate Fund XV
1300 Wells Fargo Place
30 East 7th Street
St. Paul, Minnesota 55101

Re: **AEI Real Estate Fund XV**
Preliminary Proxy Statement on Schedule 14A
Registration No. 0-14089
Filed on May 11, 2006

Dear Mr. Johnson:

This is to advise you that we have reviewed your response letter, dated May 26, 2006, regarding the Preliminary Proxy Statement on Schedule 14A noted above and have the following comments:

Introduction and Background

1.   You state that the prospectus under which the units were originally offered indicated that it was your intention to sell the properties in eight to twelve years after acquisition, or when market conditions were most advantageous. Please revise to briefly state why you have determined to sell the properties now, almost twenty years since you purchased Children's World.

Properties and Effects of the Litigation Proposal

2.   You state that your sale of Children's World resulted in net proceeds of $1,825,000 after payment of all sale related expenses. Please revise to quantify the amount of any penalties and expenses you incurred as a result of the sale. Also, you state that you intend to distribute the majority of the proceeds from your sale of Children's World to your partners and that the remaining proceeds would be used to cover future operational and liquidation expenses. Please revise to note the amount of proceeds that will be distributed to your partners and to note the estimated amount and or the nature of the operational and liquidation expenses that you will be subject to.

3.   You state that on May 1, 2006 the tenant of your Razzoo property exercised its option to terminate the lease and is subject to a termination penalty of $72,811. Please revise to note whether the tenant has paid the termination penalty.

4.   You state if your partners approve the liquidation proposal you will take action to complete the disposition of Razzoo. In light of the fact that you only own a 22% interest in Razzoo, please revise to note if you will require the consent of the remaining interest holder(s) in order to sell your interest and whether such consent has been sought or obtained. In addition, please identify the party or parties who must consent to such sale.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel